03012752

80
3-17

VF 3-14-03

D STATES
XCHANGE COMMISSION
, D.C. 20549

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TN Capital Equities Ltd.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 60th Street, #701
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

RECD S.E.C.
MAR 1 2 2003
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Steinmetz 212-355-6755
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Girasole, CPA
(Name — if individual, state last, first, middle name)

1273 77th Street (Address) Brooklyn (City) NY (State) 11228 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

PROCESSED
MAR 2 4 2003
THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, John Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of [illegible] Capital Equities, Ltd., as of 12/31/02, XXXXX are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TN Capital Equities, Ltd.

## Financial Statements

## December 31, 2002

TN Capital Equities, Ltd.

For The Year Ended

December 31, 2002

Contents

# RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

1273 77th Street
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

345 7th Avenue, 21st floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827


## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
TN Capital Equities, Ltd.:

I have audited the accompanying statements of financial condition of TN Capital Equities, Ltd. as of December 31, 2002 and 2001, and the related statements of income (loss), cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of TN Capital Equities, Ltd. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 28, 2003

Richard J. Girasole CPA

**TN Capital Equities, Ltd.**
**Statement of Financial Condition**
**December 31, 2002 and 2001**

**Assets**

| | 2002 | 2001 |
|---|---|---|
| **Current Assets** | | |
| Cash in Bank | $ 6,714 | $ 23,371 |
| Prepaid Expenses | 0 | 8,584 |
| NASD Deposit Rec. | 8,200 | 0 |
| **Total Current Assets** | **14,914** | **31,955** |
| **Fixed Assets** | | |
| Office Equipment (Net) | 2,327 | 3,149 |
| **Total Fixed Assets** | **$ 2,327** | **$ 3,149** |
| **Other Assets** | | |
| Security Deposits | 7,215 | 7,215 |
| **Total Other Assets** | **$ 7,215** | **$ 7,215** |
| **Total Assets** | **$ 24,456** | **$ 42,319** |

**-See Accountant's Audit Report and Notes to Financial Statement-**
**Richard J Girasole, CPA, PC**

**TN Capital Equities, LTD.**
**Statement of Financial Condition**
**December 31, 2002 and 2001**

**Liabilities & Stockholders Equity**

| | 2002 | 2001 |
|---|---|---|
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts Payable Other | $ 5,500 | $ 0 |
| **Total Current Liabilities** | **$ 5,500** | **$ 0** |
| **Long Term Liabilities** | | |
| Loans Payable - Parent (Note 5) | 55,000 | 55,000 |
| **Total Long Term Liabilities** | **55,000** | **55,000** |
| **Total Liabilities** | **$ 60,500** | **$ 55,000** |
| **Stockholders Equity** | | |
| Paid in Capital | $ 26,980 | $ 26,980 |
| Current Earnings (Loss) | (23,361) | (27,848) |
| Retained Earnings | (39,663) | (11,813) |
| **Total Stockholders Equity** | $(36,044) | $(12,681) |
| **Total Liabilities & Stockholders Equity** | **$ 24,456** | **$ 42,319** |

**-See Accountant's Audit Report and Notes to Financial Statement-**
**Richard J Girasole, CPA, PC**

**TN Capital Equities, Ltd.**
**Statement of Income (Loss)**
**Twelve Months Ended December 31, 2002 and 2001**

| | 2002 | 2001 |
|---|---|---|
| **Income** | | |
| Fees & Commissions | $ 107,554 | $ 124,401 |
| **Total Income** | **$ 107,554** | **$ 124,401** |
| **General & Administrative Expenses** | | |
| Bank Charges | $ 246 | $ 0 |
| Business Promotion | 1319 | 2,100 |
| Corporate Taxes | 0 | 282 |
| Depreciation | 823 | 1,372 |
| Employee Benefits | 920 | 7,527 |
| NASD/State Reg. Fees | 10,954 | 7,344 |
| Insurance | 0 | 803 |
| Office | 2,258 | 5,212 |
| Postage/Delivery | 1,556 | 5,670 |
| Professional Fees | 9,500 | 50,907 |
| Rent | 6,484 | 15,047 |
| Sales Commissions | 94,250 | 32,856 |
| Telephone | 2,667 | 14,812 |
| Travel | 0 | 8,399 |
| **Total G & A Expenses** | **$ 130,977** | **$ 152,331** |
| **Other Income** | | |
| Interest Income | 62 | 84 |
| **Total Other Income** | **$ 62** | **$ 84** |
| **Net Income (Loss)** | **$ (23,361)** | **$ (27,846)** |

**-See Accountant's Audit Report and Notes to Financial Statement-**
**Richard J Girasole, CPA, PC**

**TN Capital Equities, Ltd.**
**Statement of Cash Flows**
**Twelve Months Ended December 31, 2002**

| | | |
|---|---|---|
| **Cash Provided From Operations** | | |
| Net (Loss) | $ (23,361) | |
| Adjustments | | |
| Add: | | |
| Depreciation | 823 | |
| Prepaid Expenses | 8,582 | |
| Accounts Payable- Other | 5,500 | |
| Less: | | |
| Fees Receivable | (8,200) | |
| **Cash From Operations** | | **$ (16,656)** |
| **Cash Flows - Financing** | | **- 0 -** |
| **Financing Cash Flows** | | **- 0 -** |
| **Cash Decrease** | | **(16,656)** |
| **Cash - Beginning of Year** | | |
| Cash in Bank | 16,935 | |
| Cash in Bank - Savings | 6,435 | |
| **Total - Beginning of Year** | | **23,370** |
| **Cash on Statement Date** | | **$ 6,714** |

**-See Accountant's Audit Report and Notes to Financial Statement-**
**Richard J Girasole, CPA, PC**

**TN Capital Equities, Ltd.**
**Statement of Changes in Stockholders Equity**
**December 31, 2002**

**STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2002**

| | | Total Capital |
|---|---|---|
| Stockholders Equity January 1, 2002 | $ | (12,681) |
| Net (Loss) | | (23,361) |
| Capital Contributions | | 0 |
| Total Capital Contributions | | 0 |
| Stockholders Equity | $ | **(36,042)** |

**-See Accountant's Audit Report and Notes Financial Statement-**
**Richard J Girasole, CPA, PC**

**TN Capital Equities, Ltd.**
**Change in Financial Position**
**Twelve Months Ended December 31, 2002**

| | | |
|---|---|---|
| **Source of Funds** | | |
| **Operations:** | | |
| Net Profit (Loss) | $ (23,361) | |
| Add: | | |
| Depreciation | 823 | |
| **Total From Operations** | | **$ (22,538)** |
| **Other Sources** | **0** | |
| **Total Other Sources** | | **0** |
| **Total Source of Funds** | | **(22,538)** |
| **Application of Funds** | **0** | |
| **Total Application of Funds** | | **0** |
| **Change: Working Capital** | | **$ (22,538)** |

**-See Accountant's Audit Report and Notes to Financial Statement-**
**Richard J Girasole, CPA, PC**

## Notes to Financial Statements

### Organization

1. TN Capital Equities, Ltd. (the "Company"), initially known as GrowVest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act"), and which became a member of the National Association of Securities Dealers, Inc. ("NASD") on September 24, 1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners, Inc., initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners Inc., a Delaware corporation.

### Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consulting in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

### Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2002, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

### Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such rules, the Company is required to maintain net capital of at least $ 5,000. At December 31, 2002 the Company had net capital of $1,216. This amount was less than the $5,000 minimum by $(3,784). This deficiency was corrected on January 27, 2003 by the receipt of the $8,200 overpayment of fees to NASD. At December 31, 2001 the company had net capital of $23,371. This amount exceeded such requirements for 2001 by $18,371.

5. The NASD has approved, for purposes of computing net capital, a $ 55,000 subordinated loan to the Company from the Parent Company for a period of five years.

**TN Capital Equities, Ltd.**
**Computation of Net Capital For Brokers and Dealers**
**December 31, 2002**

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

| | | |
|---|---|---|
| NET CAPITAL | $ | (36,042) |
| Add: Subordinated Loan | | 55,000 |
| TOTAL CAPITAL | | 18,958 |
| DEDUCTIONS | | (17,742) |
| HAIRCUTS ON SECURITIES | | 0 |
| NET CAPITAL | $ | 1216 |
| MINIMUM NET CAPITAL REQUIREMENT | | 5,000 |
| EXCESS NET CAPITAL | $ | (3,784) |
| AGGREGATE INDEBTEDNESS | | N/A |

This is a material deficiency between the above computation and the computation included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2002. This was caused by a $5,500 expense accrual and an NASD fee overpayment of $8,200 paid in 2002 which was refunded to TN Capital Equities on January 27, 2003. This refund corrected the capital deficiency.

**TN Capital Equities, Ltd.**
**Computation of Reserve Requirements**
**December 31, 200**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002**

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.